EXHIBIT 99.3

Chunghwa Telecom announces its operating results for February 2016

Date of events: 2016/03/10

Contents:

1.	Date of occurrence of the event: 2016/03/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for February 2016 was NT$19.13 billion, a 0.2% increase year-over-year. Operating costs and expense were NT$14.49 billion, a 3.1% decrease year-over-year. Operating income was NT$4.64 billion, a 12.6 % increase year-over-year. Pretax income was NT$4.66 billion, a 5.8 % increase year-over-year. Net income attributable to stockholders of the parent company was NT$3.82 billion and EPS was NT$0.49, growing by 2.1% year-over-year.

Accumulated till the end of February, total revenue was NT$38.71 billion, a 0.8% increase year-over-year. Operating income and pretax income were NT$9.74 billion and NT$9.93 billion, respectively. Net income attributable to stockholders of the parent company was NT$8.13 billion and EPS was NT$1.05, growing by 11.3% year-over-year. Additionally, accumulated pretax income and EPS both remarkably exceeded the first-quarter guidance on a pro rata basis.

In February, mobile communications business revenue remained flat year-over-year. Mobile value-added service revenue increase driven by the growth of mobile internet subscriber base. The growth was offset by the decrease of mobile voice revenue because of VoIP substitution and the decrease of smart device sales.

Broadband access revenue remained flat and data communications revenue increased year-over-year, respectively. ICT project revenue continued to increase. Additionally, local revenue decreased because of mobile and VoIP substitution.

Operating costs and expenses in February decreased year-over-year mainly due to lower cost of goods sold, interconnection expenses and depreciation expenses, which offset the increase of ICT project costs.

8.	Countermeasures: None

9.	Any other matters that need to be specified: N.A.